[CORRESPONDENCE]

June 24, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Dominic Minore, Attorney

Re:	Western Asset Investment Grade Defined Opportunity Trust Inc.
Pre-Effective Amendment No. 2 to the Registration Statement on
Form N-2, File Nos. 333-158780 and 811-22294

Ladies and Gentlemen:

On behalf of Western Asset Investment Grade Defined Opportunity Trust Inc. (the “Fund”), we submit for your review Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on April 24, 2009, amended by Pre-Effective Amendment No. 1 on May 29, 2009 pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  An electronic version of Amendment No. 2 has been filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to the oral comments of the Staff of the Commission to the Fund on June 19, 2009, relating to the Registration Statement.  For convenience of reference, the comments of the Staff have been reproduced herein in summary form.  Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2. Capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

1.             Please change the reference in Footnote 3 to the Fee Table from “organizational costs” to “organizational expenses.”

In response to the Staff’s comment, the inside front cover of the Prospectus has been revised to use the term “organizational expenses.”

2.             Add disclosure regarding the manner in which the Fund’s requirement to invest at least 80% of its net assets in investment grade corporate fixed income securities would be affected if the Fund changed its fundamental policy not to use leverage.

In response to the Staff’s comment, page 32 of the Prospectus has been revised to state the following:

“If the stockholders of the Fund approve a change to the Fund’s fundamental policy regarding leverage, then the Fund will invest 80% of the value of its total assets (meaning net assets plus the amount of any borrowings for investment purposes) in investment grade securities.”

3.             Provide disclosure in the Prospectus that in the event a downgrade occurs resulting in the Fund’s holdings of investment grade securities dropping below 80%, the Fund would, under normal circumstances, be restricted from investing in any below investment grade securities until the Fund regained the minimum 80% threshold.

In response to the Staff’s comment, pages 8, 27 and 34 of the Prospectus have been revised to state the following:

“In the event that downgrades take place resulting in the Fund’s holdings of investment grade corporate fixed income securities dropping below 80% of the Fund’s net assets, the Fund would, under normal circumstances, be restricted from investing in any below investment grade securities until the Fund regained such 80% threshold.  With respect to securities that are downgraded, Western Asset will consider what action, including the sale of the security, is in the best interests of the Fund and its stockholders.”

4.             Provide disclosure in the Prospectus that in the event a convertible security is converted into common stock resulting in the Fund’s holdings of corporate fixed income securities dropping below 80%, the Fund would, under normal circumstances, be restricted from investing in any securities that are not corporate fixed income securities until the Fund regained the minimum 80% threshold.

In response to the Staff’s comment, page 25 of the Prospectus has been revised to state the following:

“The Fund is not required to dispose of common stock if, due to a conversion of convertible securities into the underlying shares of common stock, greater than 20% of the Fund’s net assets are invested in corporate fixed income securities of below investment grade quality and other securities, obligations of the U.S. Government, its agencies or instrumentalities, common stocks, warrants and depositary receipts.  However, under normal circumstances, the Fund will be restricted from investing in any securities that are not investment grade corporate fixed income securities until the Fund regains such 80% threshold.”

5.             Please provide a plain English description of “credit securities issued by corporations that generate significant profits from emerging market countries.”

In response to the Staff’s comment, page 29 of the Prospectus has been revised to state the following:

“Securities of foreign issuers may include: (a) debt obligations issued or guaranteed by foreign national, provincial, state, municipal or other governments with taxing authority or by their agencies or instrumentalities, including securities created through the exchange of existing commercial bank loans to sovereign entities for new obligations in connection with debt restructurings, commonly referred to as “Brady Bonds”; (b) debt obligations of supranational entities; (c) debt obligations and other debt securities of foreign corporate issuers; (d) debt obligations issued by foreign corporate issuers that generate significant profits from emerging market countries; and (e) structured securities, including but not limited to, warrants, options and other derivatives, whose price is directly linked to emerging market securities or indexes.”

6.             Please include the minimum number of years of experience for Western Asset’s global credit team under the subsection entitled “Credit and Risk Analysis”.

In response to the Staff’s comment, page 46 of the Prospectus has been revised to state the following:

“Western Asset’s global credit team consists of 25 dedicated credit analysts who have an average of 17 years of experience in the analysis of credit quality, and no members with less than 8 years of credit analysis experience.  As such, Western Asset’s credit portfolios benefit from the insights of its experienced team.”

7.             Add the total dollar amounts under the subsections entitled “Commissions and Discounts” and “Additional Compensation Agreements”.

In response to the Staff’s comment, the Fund notes that it cannot provide total aggregate dollar amounts of selling concessions and reallowance discounts because the total aggregate amount of such selling concessions and reallowance discounts cannot be determined at the time of pricing with specificity.

The Fund also notes that the total sales load paid by investors is provided on a per share and aggregate basis and is not affected by the amount of any discount or concession.

Additionally, the Fund notes that page 57 of the Prospectus has been revised to state the following:

“LMPFA (and not the Fund) has agreed to pay from its own assets to Merrill Lynch an up-front fee for advice relating to the structure, design and organization of the Fund and services related to the sale and distribution of the Common Stock, which include providing marketing assistance and sales support functions relating to the Fund’s Common Stock, in an amount not to exceed $      (if the overallotment option is exercised in full). The total amount of these additional compensation payments to Merrill Lynch will not exceed 1.25% of the total price to the public of the Common Stock sold in this offering.”

8.             Please include the limitation that the total amount of underwriter compensation will not exceed 9% of the total price to the public of the Common Stock offered.

In response to the Staff’s comment, page 58 of the Prospectus has been revised to state the following:

“The total compensation received by the underwriters from all sources (including sales load and partial reimbursement of expenses) will not exceed 9.0% of the total public offering price to the public of the Common Stock sold in this offering.”

9.             Add the term “U.S.” to the modify “governmental entities” in the sentence that states “for purposes of applying the limitation set forth in subparagraph (4) above, securities of the

U.S. government, its agencies or instrumentalities and securities backed by the credit of a governmental entity are not considered to represent industries.”

In response to the Staff’s comment, page 2 of the SAI has been revised as requested.

10.          Please include disclosure that the Fund’s policy of valuing short-term investments at amortized cost when the security has 60 days or less to maturity is considered to be fair value.

In response to the Staff’s comment, page 29 of the SAI has been revised to state the following:

“Under the Fund’s valuation policies and procedures, the Fund values its short-term investments at amortized cost when the security has 60 days or less to maturity which the Board believes under normal circumstances represents the fair value of those securities.”

11.          Please consider whether assumptions 5 and 6 in the DLA Piper LLP (US) opinion (attached as Exhibit (l)(2) to the Registration Statement) is necessary under Maryland law.

In response to the Staff’s comment, DLA Piper LLP (US), Maryland counsel for the Fund has agreed to issue a new opinion which will be filed with a post-effective amendment to the Fund’s Registration Statement pursuant to Rule 462(d).  This new opinion will be substantially in the form of the opinion previously filed with Pre-Effective Amendment No. 1 on May 29, 2009, but it will remove assumption 5 from the opinion and modify assumption 6 in accordance with the discussion between DLA Piper LLP (US) and the Staff.

12.          In the opinion of DLA Piper LLP (US) referenced in the previous comment, please remove the qualification that the opinion is limited to the “substantive” laws of Maryland.

In response to the Staff’s comment, DLA Piper LLP (US), Maryland counsel for the Fund has agreed to issue a new opinion which will be filed with a post-effective amendment to the Fund’s Registration Statement pursuant to Rule 462(d).  This new opinion will remove the word “substantive” as requested.

Please note that we have included certain changes to Amendment No. 2 in addition to those in response to the Staff’s comments.  Included as Exhibit A to this letter is a copy of Amendment No. 2 marked to reflect cumulative changes to the Registration Statement provided to the Commission on May 29, 2009.

Please call Sarah Cogan (212-455-3575) or Robert Griffith (212-455-3551) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP